CM Advisors Family of Funds

May 14, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	CM Advisors Family of Funds (the “Trust”), on behalf of its series portfolio, CM Advisors Defensive Fund (the “Fund”)

File Nos. 811-21260 and 333-101585

Response to Comments on Post-Effective Amendment No. 21 on Form N-1A

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 22, 2014 in connection with Post-Effective Amendment No. 21 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on March 5, 2014.  Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUSES – Class I Shares and Class R Shares

1.
Comment:  If the Fund does not impose a sales charge (load) on purchases, a deferred sales charge (load) or an exchange fee, consider omitting these line items from the “Shareholder Fees” section of the Fund’s prospectus.

Response: Management prefers to not omit these line items from the Fund’s prospectuses (the “Prospectuses”).

2.
Comment:  If the Fund’s investment advisor has the ability to recoup any advisory fees waived or expenses reimbursed to the Fund pursuant to the Expense Limitation Agreement, include the terms of such recoupment in the expense limit footnote to the Annual Fund Operating Expenses table.

Response: The Fund’s investment advisor does not have the ability to recoup such fees and expenses under the Expense Limitation Agreement.

3.	Comment: Provide the Fund’s completed “Annual Fund Operating Expenses” tables and completed “Example” tables supplementally.

Response:  The Fund’s completed “Annual Fund Operating Expenses” tables and “Example” tables are expected to be as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I Shares
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	None
Other Expenses1	1.08%
Acquired Fund Fees and Expenses1	0.04%
Total Annual Fund Operating Expense	2.12%
Fee Waivers and Expense Reimbursements2	0.58%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.54%

1	Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

2
  The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed until July 1, 2015 to waive its fees and to reimburse other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, extraordinary expenses and payments, if any, under a Rule 12b-1 Plan) to not more than 1.50% of its average daily net assets. The Expense Limitation Agreement cannot be terminated prior to July 1, 2015 without the approval of the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in Class I shares of the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class I shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and that the contractual agreement to waive management fees and reimburse other Fund expenses remains in effect only until July 1, 2015. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 157	$608

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class R Shares
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses1	1.08%
Acquired Fund Fees and Expenses1	0.04%
Total Annual Fund Operating Expense	2.37%
Fee Waivers and Expense Reimbursements2	0.58%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	1.79%

1	Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

2
The Advisor has entered into an Expense Limitation Agreement with the Fund under which it has agreed until July 1, 2015 to waive its fees and to reimburse other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, extraordinary expenses and payments, if any, under a Rule 12b-1 Plan) to not more than 1.50% of its average daily net assets. The Expense Limitation Agreement cannot be terminated prior to July 1, 2015 without the approval of the Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in Class R shares of the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class R shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and that the contractual agreement to waive management fees and reimburse other Fund expenses remains in effect only until July 1, 2015. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 182	$684

4.
Comment:  Please clarify which of the Fund’s investment strategies are considered “hedging strategies” as that phrase is used in the second paragraph in the section “Principal Investment Strategies of the Fund”.

Response: The following sentence has been added to the Prospectuses after the second sentence of the second paragraph of the section entitled “Principal Investment Strategies of the Fund”:

“The Fund’s hedging strategies, which are discussed more fully below, may include the use of derivatives, short selling of securities, taking short positions with respect to stock indexes and investing in other investment companies that seek investment results that are inverse to those of an index.”

5.
Comment: Explain supplementally why the Advisor would re-allocate a larger percentage of the Fund’s portfolio to cash or cash equivalents when the Advisor believes the equity markets have a higher probability to move to the upside.

Response:  The Fund is designed to be used in conjunction with other investment accounts to hedge existing long equity positions.  Consequently, when the Advisor believes hedging strategies are not called for (i.e. when the Advisor believes the equity markets have a higher probability to move to the upside), a larger percentage of the Fund’s portfolio may be allocated to cash or cash equivalents.

6.	Comment: If the Fund sells credit default swaps, confirm that the Fund will cover the full notional value of the swaps.

Response: If the Fund sells credit default swaps, it will cover the full notional value of the swaps.

7.
Comment:  If the Fund invests in total return swaps, confirm that the Fund is aware of the asset segregation requirements set forth in Securities Trading Practices of Registered Investment Companies, Release No. IC-10666 (April 18, 1979).

Response:  The Fund is aware of the asset segregation requirements set forth in Securities Trading Practices of Registered Investment Companies, Release No. IC-10666 (April 18, 1979).

8.	Comment: Please indicate supplementally the extent to which the Fund may invest in unregistered investment companies.

Response: The Fund intends to limit its investments in unregistered investment companies to no more than 15% of its net assets.

9.	Comment: If the Fund sells securities short, dividend expenses on securities sold short should be reflected in the Annual Fund Operating Expenses table.

Response:  If the Fund sells securities short, dividend expenses on securities sold short will be reflected in the Annual Fund Operating Expenses table.

10.
Comment:  At the bottom of the Fund’s privacy policy appears a statement, “This is not part of the Prospectus.”  If the privacy policy is not a part of the Prospectuses, remove it from the Prospectuses, or delete the statement.

Response:  The statement “This is not part of the Prospectus” has been deleted from the Prospectuses.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.
Comment:  The third paragraph on the cover page to the Fund’s SAI states “Information from the Annual Report is incorporated by reference into this SAI.”  Please revise this to state that “Financial information from the Annual Report is incorporated by reference into this SAI.”

Response: The third paragraph of the coverage page to the SAI has been revised to state that “Financial information from the Annual Report is incorporated by reference into this SAI.”

2.
Comment:  In the section “Investment Restrictions,” revise the second sentence in paragraph 9 to clarify that the Fund will not exclude all other registered investment companies from consideration when determining compliance with its fundamental policy on industry concentration.

Response: Paragraph 9 has been revised as follows (new text underlined for emphasis only):

“As a matter of fundamental policy, the Fund may not:

9.  Invest 25% or more of its total assets in securities of issuers in any particular industry.  For purposes of this limitation, securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) and investments in other registered investment companies (other than registered investment companies that identify an industry concentration in their name)  are not considered to be issued by members of any industry.”

The Trust has authorized me to acknowledge to you that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                      *                      *                      *                      *

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

cc:	Scott Van Den Berg
Sean Golliher
Van Den Berg Management I, Inc.
805 Las Cimas Parkway, Suite 430
Austin, TX 78746

Thomas W. Steed, III
Kilpatrick Townsend & Stockton, LLP
4208 Six Forks Road, Suite 1400
Raleigh, NC 27609